April 27, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Aliya Ishmukhamedova, Staff Attorney
Jan Woo, Legal Branch Chief

	Re:	Troika Media Group, Inc.
Registration Statement on Form S-3
Filed April 7, 2023
CIK No. 0001021096
Ladies and Gentlemen:
On behalf of Troika Media Group, Inc. (the “Company”) we are submitting this letter and the following information in response to the letter, dated April 24, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on April 7, 2023.
References to page numbers below pertain to the page numbers in the Form S-3. Capitalized terms used herein without definition have the meanings ascribed to them in the Form S-3.
Form S-3 filed April 7, 2023
Prospectus Summary, page 2
1.Comment: Please revise this section to disclose that you have received notification from the NASDAQ Stock Market that you must comply with their minimum bid price rule to maintain a closing bid price of $1.00 for 30 consecutive trading days by May 15, 2023 and that if you do not comply with the minimum bid price rule your common stock may be delisted.
Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see pages 3 and 4 of Amendment No. 1.
Information incorporated by reference, page 29
2.Comment: We note that you acquired Converge Direct, LLC on March 21, 2022 and filed that entity's financial statements and financial information in a Form 8-K/A filed

June 6, 2022 not incorporated by reference here. Please revise your registration statement to include the audited financial statements of Converge Direct, LLC in this filing. See Item 11(b) of Part I of Form S-3 and Rule 3-05 of Regulation S-X.
Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see page 31 of Amendment No. 1.
General
3.Comment: Please revise the front cover of the prospectus to indicate the aggregate market value of the company's outstanding voting and nonvoting common equity and the amount of all securities offered during the prior 12 calendar month period. See Instruction 7 pursuant to General Instruction I.B.6.
Response: The applicable disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please see the front cover of Amendment No. 1.
The Company has also amended the Registration Statement to update certain information. Please do not hesitate to contact me at (212) 213-0111 with any further questions or comments.

Sincerely,

/s/ Sid Toama
Sid Toama
Chief Executive Officer
cc: Maurice M. Lefkort